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SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantitative Brokers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Madison Ave, Suite 1700
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatrice Derian (646) 293-1811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Allen   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantitative Brokers, LLC   , as of December 31   , 20 20   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JESSICA B STILES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ST6391462
Qualified in Kings County
My Commission Expires 05-20-2023



_____
Signature

COO _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

December 31, 2020

Quantitative Brokers, LLC and Subsidiaries

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Quantitative Brokers, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantitative Brokers, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quantitative Brokers, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quantitative Brokers, LLC's management. Our responsibility is to express an opinion on Quantitative Brokers, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quantitative Brokers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Quantitative Brokers, LLC's auditor since 2013.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 24, 2021

1

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets		
Cash	$	4,716,821
Accounts receivable		2,157,699
Property and equipment, net		562,505
ROU Asset		1,795,297
Security Deposits		20,107
Prepaid Expenses & Other assets		439,058
Total assets	$	9,691,488
Liabilities and members' equity		
Liabilities		
Accounts payable	$	252,127
Lease liability		1,795,297
Taxes payable		139,232
Other accrued expenses and liabilities (including payroll liabilities)		3,571,085
Total liabilities		5,757,741
Members' equity		
Members' equity		3,933,747
Total members' equity		3,933,747
Total liabilities and members' equity	$	9,691,488

See accompanying notes to financial statements.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of "Quantitative Brokers, LLC" and its wholly owned subsidiaries, "Quantitative Brokers UK Limited" ("QB UK") and "Quantitative Brokers Software India Private Limited" ("QB India") and Quantitative Brokers Australia Pty Ltd. ("QB Australia"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

Quantitative Brokers, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware. Effective February 25, 2010, the Company was registered with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). On December 1, 2014, Quantitative Brokers LLC became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The principal operations of the Company are located in New York City. The Company conducts business as an Introducing Broker ("IB"). The Company does not clear any transactions nor accept any money or property to margin or secure any trades or contracts that result or may result there from. The Company conducts algorithmic trade execution for the accounts of institutional customers who are involved in fixed income and commodity futures, as well as US government securities transactions. The Company's customers are located primarily in North America, the United Kingdom, Europe and Asia Pacific.

Quantitative Brokers UK Limited, is based in the United Kingdom as a Sales/support office for non-US clients.

Quantitative Brokers Software India Private Limited, is based in India as a Development office.

Quantitative Brokers Australia Pty Ltd, is based in Australia as a Sales/support office for non-US clients.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for Federal and State income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for Federal and State income tax purposes.

The Company records a provision for New York City Unincorporated Business Tax. The financial statements include a benefit of approximately $11,000 for 2020.

The Company's wholly owned subsidiary is subject to United Kingdom corporate income tax. The financial statements include a provision of approximately $34,000 for 2020.

The Company's wholly owned subsidiary is subject to India corporate income tax. The financial statements include a include a provision of approximately $38,000 for 2020.

The Company's wholly owned subsidiary is subject to Australia corporate income tax. The financial statements include a provision of approximately $102,000 for 2020.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2020. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2017.

Revenue Recognition

Revenue from contracts with customers is composed of execution services. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in reimbursed expenses.

The Company never receives amounts in advance of the execution services. At December 31, 2020, there were no advances to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies (continued)

Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than \$45,000 or $6^{2/3}$ % of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined.

The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. Because the Company has greater than \$1,000,000 in adjusted net capital, under these provisions, the Company is required to maintain minimum net capital as defined of the higher of \$45,000 or the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

At December 31, 2020, the Company had a net capital requirement of approximately \$156,000 and the Company's adjusted net capital under SEA Rule 15c3-1 and Regulation 1.17 was approximately \$2,636,000, which exceeded the requirement by approximately \$2,480,000.

Quantitative Brokers, LLC's consolidated subsidiary, QB UK, has total assets of \$1,408,000 and member's equity of \$736,000. Assets after consolidation are \$163,000 (total assets of QB UK less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB India, has total assets of \$460,000 and member's equity of \$267,500. Assets after consolidation are \$220,000 (total assets of QB India less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB Australia, has total assets of \$625,000 and member's equity of \$263,000. Assets after consolidation are \$139,500 (total assets of QB Australia less the intercompany receivable from Quantitative Brokers, LLC).

The accounts of Quantitative Brokers, LLC's consolidated subsidiaries are not included in Quantitative Brokers, LLC's computation of net capital as the assets of the consolidated subsidiaries are not readily available for protection of Quantitative Brokers, LLC's counterparties and other creditors, and the liabilities of the consolidated subsidiary are not guaranteed by Quantitative Brokers, LLC.

3. Operating Leases

Right of Use Assets

Operating lease right of use assets are stated at cost less accumulated depreciation, amortization and impairment. The Company has three operating leases in the US with an imputed annual interest rate of 5.5%. The terms of the first lease are 60 months commencing on July 1, 2019 and ending on June 30, 2024. The terms of the second lease are 36 months commencing on May 1, 2018 and ending April 30, 2021. The terms of the third lease are 36 months commencing on July 17, 2018 and ending July 16, 2021.

3. Operating Leases (continued)

Right of Use Assets (continued)

The Company has an operating lease in Chennai India with an imputed annual interest rate of 2.93%. The term of the lease is 36 months commencing on May 15, 2020 and ending on May 14, 2023.

The lease requires the company to maintain a security deposit of approximately $14,000.

The Company recorded a right-of-use asset of approximately $1,795,000 and a corresponding lease liability of approximately $1,795,000 on the Company's balance sheet.

Short term leases

The Company also leases offices in London UK under a non-cancelable operating lease expiring on December 31, 2021. The lease calls for minimum lease payments based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2020:

Year	Amount
2021	150,906
	$150,906

The lease requires the company to maintain a security deposit of approximately $20,500.

The Company also leases offices in Sydney Australia under a non-cancelable operating lease expiring on October 31, 2021. The lease calls for minimum lease payments based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2020:

Year	Amount
2021	45,319
	$45,319

The lease requires the company to maintain a security deposit of approximately $8,000.

Total rental expense charged to operations for the year ended December 31, 2020 was approximately $733,000.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Furniture and equipment at December 31, 2020 consists of following:

Appliances	10,724
Computer Equipment	748,311
Furniture	197,980
Software	901,349
	1,858,363
Less Accumulated Depreciation	-1,295,858
	562,505

Depreciation expense for the year ended December 31, 2020 was approximately $350,000.

5. Off balance sheet risk and concentration of credit

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

6. 401(k) Plan

The Company provides a qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. The Company recorded voluntary contributions for 2020 of approximately $134,000.

7. Revolving line of credit

The Company has a $3,000,000 revolving line of credit, of which $3,000,000 was unused at December 31, 2020. Bank advances on the credit line are payable on demand and carry an interest rate of 1% over prime. The credit line is secured by the assets of the Company.

8. Subsequent events

These financial statements were approved by management and available for issuance on February 24, 2021. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.